Exhibit 4.1(e)
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
The following summary of the capital stock of Motorola Solutions, Inc. does not purport to be complete and is qualified in its entirety by reference to our restated certificate of incorporation (as amended, our “charter”), our amended and restated bylaws (our “bylaws,” and together with our charter, our “organizational documents”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part, and certain provisions of Delaware law. Unless the context requires otherwise, all references to “we,” “us,” “our” and “MSI” in this exhibit refer solely to Motorola Solutions, Inc. and not to our subsidiaries.
General
Under our charter, our authorized capital stock consists of 600,000,000 shares of common stock, par value $0.01 per share and 500,000 shares of preferred stock, par value $100 per share, issuable in series. The outstanding shares of our common stock are duly authorized, validly issued, fully paid and nonassessable. No shares of preferred stock are outstanding.
Common Stock
The holders of shares of our common stock are entitled to one vote for each share held, and each share of our common stock is entitled to participate equally in dividends out of funds legally available therefor, as and when declared by our board of directors, and in the distribution of assets in the event of liquidation. All actions to be taken by our stockholders, other than matters relating to the election of directors, must be approved by a majority of the shares represented in person or by proxy and entitled to vote. Director nominees in uncontested elections must receive a majority of the votes cast to be elected, and director nominees in contested elections must receive a plurality of the votes of the shares represented at the meeting and entitled to vote to be elected. Holders of common stock may also act by written consent, subject to certain limitations set forth in the bylaws.
The holders of our common stock have no preemptive or conversion rights, redemption provisions or sinking fund provisions. Our common stock is not subject to future calls or assessments by us. Our common stock is listed on the New York Stock Exchange under the symbol “MSI.” The Transfer Agent and Registrar for our common stock is EQ Shareowner Services, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, Minnesota 55120.
Preferred Stock
Our board of directors is authorized to create and issue one or more series of preferred stock and to determine the rights and preferences of each series, to the extent permitted by our charter. The issuance of preferred stock could adversely affect the voting power and dividend and liquidation rights of the holders of common stock. The issuance of preferred stock could also, under certain circumstances, have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of our outstanding voting stock or otherwise adversely affect the market price of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights of that series of preferred stock.
If any preferred stock is issued, you should refer to the certificate of designations establishing such particular series of preferred stock, which would be filed with the Secretary of State of the State of Delaware and the Securities and Exchange Commission in connection with any such offering of preferred stock.
Any prospectus relating to a series of preferred stock may describe material U.S. federal income tax considerations applicable to the purchase, holding and disposition of such series of preferred stock.
Provisions of our Charter, Bylaws and the Delaware General Corporation Law that May Have an Anti-Takeover Effect
Certain provisions of our charter, bylaws and the Delaware General Corporation Law (the “DGCL”) may have anti-takeover effects. The provisions are designed to reduce, or have the effect of reducing, our vulnerability to unsolicited takeover attempts. For example, as referenced above, the additional shares of authorized common stock

Exhibit 4.1(e)
and preferred stock available for issuance under our charter could be issued at such times, under such circumstances, and with such terms and conditions as to impede a change in control. Our organizational documents and the DGCL also provide for the following:
Stockholder Advance Notice Procedure. Our bylaws establish advance notice procedures for stockholders to make nominations of candidates for election as directors or to bring other business before an annual or special meeting of stockholders. The bylaws provide that any stockholder wishing to nominate persons for election as directors at, or bring other business before, an annual or special meeting must deliver to our Secretary a written notice of the stockholder’s intention to do so within the deadlines specified in our bylaws. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.
Board of Directors Vacancies. Our bylaws provide that, subject to rights of holders of preferred stock, if any, vacancies on our board of directors, including a vacancy resulting from an increase in the size of our board of directors, may be filled only by a vote of a majority of our directors then in office.
No Cumulative Voting. Our organizational documents do not provide for cumulative voting in the election of directors.
Section 203 of the DGCL. We are subject to the provisions of Section 203 of the DGCL, which prohibits a publicly held Delaware corporation from engaging in a “business combination” with an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to specified exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock.